Mrs. Amy Geddes
Division of Corporation Finance
United States
Securities and Exchange Commission
CF/AD5
100F Street NE
Washington D.C.
20549-3561

May 17, 2010

Via Fax & U.S Mail

Re:	Forum National Investment Ltd.
Form 20-F for the year ended September 30, 2008
File No. 000-29862

Dear Amy Geddes

We confirm receipt of your letter dated February 3, 2010, which provided your comments on our Form 20-F filed for the period ended September 30, 2008. We have responded using the same reference numbers and heading references as in your letter to reply as follows:

General

1.

Refer to our previous comment 1. Please file an amendment to you 2008 Form 20-F as soon as possible after receipt of this letter. Please note this does not indicate we have completed our review thereon.

An amendment to our 2008 Form 20-F has been filed and accepted on Edgar.

Draft 2008 Form 20-F included with your response letter, dated January 21, 2010

Item III, Key Information

Selected Financial Data

2.	Please revise your 2006 amount of deferred revenue in the table. The amount shown for 2006 should be consistent with the amount (1,389,578) shown in your 2007 Form 20-F/A.

The amount of deferred revenue in the table has been revised.

Item V. Financial Review and Prospects

Operating Results.

Critical Accounting Policies

Revenue Recognition, page 19

3.

Please revise your disclosure in the first paragraph of this section for consistency with the presentation on your statements of operations and the revenue recognition policy set forth on page 67 of your financial statements, as well as for compliance with our previous comments 9 and 10. Your current disclosure here indicates that “Gains from matured life insurance policies and revaluation of life settlement investments are recorded as Other Revenue and are excluded from Operating Revenue.” Please revise to state that such gains are recorded as “Other Income” (and are reflected as non-operating income.)

The section has been revised accordingly to indicate “The Company records investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the Other Income in the period in which the changes occur. Gains from matured life insurance policies and revaluation of life settlement investments are recorded as Other Income and are excluded from Operating Income.”

Mrs. Amy Geddes
Division of Corporation Finance
United States
Securities and Exchange Commission	May 17, 2010

4.	In the second paragraph of this section, please revise the last sentence to be consistent with the disclosure in Note 2 (c ) of your financial statements.

Revised as noted in response to (3) above.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 64

5.

Refer to our previous comment 6. We refer to your caption “Items not affecting cash,” revised from “Items not involving cash” in your previous draft. As previously requested, please revise this caption to indicate these items are “Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities.”

The revision has been made to read “Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities.”

6.	As a related matter, please delete the reference to changes in non-cash working capital. See FASB ASC 830-230-55 for illustrative examples.

The reference to non-cash working capital has been deleted.

7.

Based on your response to our previous comments 7 and 8, please revise your statements of cash flows to properly reflect your cash flows to properly reflect your cash receipts and cash payments related to your investments in life settlement contracts in a manner consistent with the non-operating nature of these investments. Specifically, (i) the $5,700,110 of net gain on life settlements should be reflected as a subtraction from net income (loss) in the determination of net cash provided by (used in) operating activities, and (ii) the $1,788,567 of gross purchase and $1,186,394 of premiums paid should both be reflected as investing activities. Please note that any subsequent collections of life settlement receivables should also be reflected as investing activities. See paragraph 11 of FSP FTB 85-4-1 for guidance.

We have revised the Cash flow Statement specifically the $5,700,110 of net gain on life settlements is reflected as a subtraction from net income (loss) in the determination of net cash provided by (used in) operating activities, and (ii) the $1,788,567 of gross purchase and $1,186,394 of premiums paid are both be reflected as investing activities:

8.

As required by paragraph 12 of FSP FTB 85-4-1, please add disclosure of your accounting policy relating to your investments in life settlement contracts with respect to the classification of cash receipts and disbursements in your statements of cash flows.

We have added to Significant Accounting Policies the following: Cash flows relating to the acquisition of the Company’s investment in Life Settlement contracts and premiums are recognized as investing activities in the statement of cash flows. Proceeds from the maturity of a life settlement contract will be shown as cash-inflows from investing activities, with realized gains on maturity of life settlement policies shown as a reconciling item in the determination of net cash provided by operating activities.

Note 2 – Significant Accounting Policies

(i) Earnings Per Share, page 69

9.

We have reviewed your response to our previous comments 11 and 12, as well as your proposed revised disclosure here. Please expand the second sentence to further clarify that shares of your Series B Preferred Stock are included in the calculation of basic earnings per share because you consider such shares to be substantially equivalent to common stock. We would not object to the reiteration of the terms of the Series B Preferred Stock in support of this conclusion here, such as the 1:1 conversion at the option holder, $0 par value, and no rights as to dividends, voting, profit sharing, or liquidation.

We have revised the disclosure to read: Comment: Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” preferred convertible shares are included in the calculation of basic earnings per share because management considers these shares substantially equivalent to common stock. Management believes the Series “B” preferred shares are not “contingently issuable shares” and do not constitute a barrier to conversion. Series “B” preferred convertible shares are without par value, are convertible to one common share for each preferred share held, have no rights to dividends, voting, profit sharing, or liquidation.

Note 5 – Investments in Life Settlements, page 83

10.

Refer to the reconciliations provided in response to our previous comment 8. Please revise your disclosure here and in MD & A related to both the gain on the matured life settlement policy and the gain included on the face of your consolidated statements of operations to present the calculation of such gains in a manner similar to that provided in your response to our previous comment 8.

We have revised our disclosure in Note 5 Investments in Life Settlement Contracts.

11.	As a related matter, please revise the table at the bottom of page 83 for consistency with the reconciliations provided in your response to our previous comment 8.

We have revised our table to in Note 5.

**************

In connection with responding to our comments, please the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 200
550 Denman Street Vancouver, B.C. Canada V7E 2 GI